

Mail Stop 3561

February 27, 2017

Titan Machinery Inc.
Mark Kalvoda
Chief Financial Officer
644 East Beaton Drive
West Fargo, North Dakota 58078-2648

> **Re:** **Titan Machinery Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed April 13, 2016**
> **File No. 1-33866**

Dear Mr. Kalvoda:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Tyler Nelson, Controller